Hanwha SolarOne Obtains RMB 525 Million Syndicated Loan Led By Bank of Shanghai

SHANGHAI, China (Jun 2, 2011) – Hanwha SolarOne Co., Ltd. (“Hanwha SolarOne” or the “Company”) (NASDAQ: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, has obtained a three-year loan for working capital in an amount of RMB 525 million, from a syndicate led by Bank of Shanghai.  The other members of the syndicate were Shanghai Commercial Bank of Hong Kong and The Shanghai Commercial & Savings Bank of Taiwan.  The agreement  provides for loans in both USD and RMB..

Gareth Kung, Chief Financial Officer of Hanwha SolarOne, commented, “We are pleased to expand our collaboration with Bank of Shanghai and view this new loan facility as a critical component of our  financial plan.  It provides us with the working capital resources to fund our continued business expansion as well as our investments in technology and branding initiatives.

SAFE HARBOR STATEMENT
This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.
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About Bank of Shanghai
The Bank of Shanghai, established on December 29, 1995, is a commercial bank based in Shanghai, China.  The bank offers its services to the local economy, SMEs and consumers.

About Shanghai Commercial Bank
Incorporated in November 1950, Shanghai Commercial Bank Ltd. is one of the most well-known local Chinese banks in Hong Kong. At present, there are more than 40 local and overseas branches.  The Bank provides both retail and commercial banking services, including deposits, loans, remittances, foreign exchange, credit cards, securities trading and trade finance.

About The Shanghai Commercial & Savings Bank
First established in Shanghai in 1915 with the goal of “service to society, support for industry, and prosperity to enhance international trade,” Shanghai Commercial & Savings Bank, Ltd. (SCSB) is today one of the largest privately held banks in Taiwan.

For further information, please contact:

Investor Contact:
Paul Combs
V.P. of Investor Relations
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com